UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                                (Amendment No. 4)


                    Under the Securities Exchange Act of 1934


                           Argonaut Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    040175101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 3, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  Introduction.

      This amends and supplements the Schedule 13D dated May 6, 2004, as amended by Amendment No. 1 thereto dated May 18, 2004, Amendment No. 2 thereto dated May 19, 2004 and Amendment No. 3 thereto dated May 25, 2004 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Seymour Holtzman, Evelyn Holtzman, Jewelcor Management, Inc. ("JMI"), S.H. Holdings, Inc. and Jewelcor Incorporated (collectively, the "Reporting Persons") with respect to the common stock, $.0001 par value (the "Common Stock"), of Argonaut Technologies, Inc., a Delaware corporation (the "Issuer").

            I. Item 2 (a) - (c) and (f) of the Schedule 13D, "Identity and Background," is deleted in its entirety and replaced with the following:

            (a) - (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons.

            Jewelcor Management, Inc. is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on Schedule I attached to this
Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock held by JMI.

            JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor") which owns and manages commercial real estate. The address of the principal business and principal offices of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

            Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI") which acts as a holding company. The address of the principal business and principal offices of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest in SHI.

            Seymour Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and MM Companies, Inc. He also serves as Chairman and Chief Executive Officer of each of JMI, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

            Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

            II. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

            On August 3, 2004, JMI sent a letter to the Issuer, a copy of which is attached hereto as Exhibit 8.

            III. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following exhibits:

            8. Letter dated August 3, 2004, from JMI to the Issuer.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 3, 2004

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       -------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------------------
                                       Evelyn Holtzman


                                                                                         Schedule I


               Directors and Officers of Jewelcor Management, Inc.

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director           Consultant to                     100 North Wilkes Barre Blvd.
                                       Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702



                                                                                       Schedule II


                 Directors and Officers of Jewelcor Incorporated


Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director and       Consultant to                     100 North Wilkes Barre Blvd.
Treasurer                              Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702



                                                                                       Schedule III


                   Directors and Officers of SH Holdings, Inc.

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director and       Consultant to                     100 North Wilkes Barre Blvd.
Treasurer                              Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

                                                                       EXHIBIT 8


VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

August 3, 2004

Lissa A. Goldenstein
President and Chief Executive Officer
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

Dear Ms. Goldenstein:

      Needless to say, I was extremely disturbed after listening to Argonaut Technologies, Inc.'s Second Quarter 2004 Earnings Conference Call last Thursday. Quite candidly, I believe that several statements made by you during the conference call were false and/or misleading.

      In an attempt to justify the Board of Directors' actions in amending the Company's Bylaws to increase the minimum percentage of shares required to call a special meeting from 10 percent of the outstanding shares to 40 percent, you stated that you talked to multiple shareholders that did not want to spend the Company's cash for special meetings. What is the basis for your view that the cost of a special shareholder meeting would be prohibitive?

      The Company only has approximately 2,500 beneficial shareholders and the estimates I obtained from a proxy solicitation firm for holding a special meeting are as follows:

1.    Proxy firm (including expenses and printing)                      $12,500
2.    Legal expenses (these expenses should not be significant
      since the information in the Company's recent filings with
      the SEC should be current)                                        $10,000
3.    Transfer agent (mailing and tabulating proxies)                   $10,000
                                                                        -------
                                                       Total            $32,500

      During the conference call, the Company's Chief Financial Officer stated that the Company spent approximately $150,000 during the Second Quarter of 2004 for legal expenses related to "shareholder challenges". I can only presume he was referring to the recent actions of Jewelcor Management, Inc. Am I correct, or are there others? As the Chairman and President of Jewelcor, I wrote a couple of letters to you and we spoke on the telephone on a few occasions. Richard Huffsmith also sent a couple of letters to the Corporate Secretary of the Company. Certainly, any legal fees related to these communications, if any, should be minimal. Therefore, it appears that the vast majority of the approximately $150,000 in legal expenses was incurred in implementing the new "poison pill" and amending the Company Bylaws as discussed above. Although the Board of Directors does not want to incur the cost of holding a special meeting (approximately $32,500), it spent approximately $150,000 to prevent shareholders from holding a special meeting and to enhance management's position. Does this sound like a cost savings tactic to you?

      I also ask you to confirm the number of shareholders who allegedly expressed the view that the supposed cost of a special meeting somehow justifies a drastic change in the Company's long-standing Bylaws, as well as the level of their share ownership and whether they have any relationships with you or the Company that could influence their views. Did these shareholders call you independently or did you contact them? Did you accurately inform these shareholders of the true, comparatively modest, cost of holding a meeting? Did they know that management had just spent approximately $150,000 of the shareholders' money taking action to thwart a meeting and, it appears, to entrench management, and that such action could potentially expose the Company to substantial litigation costs? Did any shareholders express a contrary view and support retaining their long-standing rights to call a special meeting?

      Additionally, during the conference call, you indicated that there was no need to conduct any special shareholder meeting since you were available to speak with shareholders. Can you explain how speaking with you is a substitute for a shareholders' meeting at which formal corporate action can be taken? Shareholders need to maintain the ability to exercise their rights to present and vote on proposals for corporate action at a special meeting in order to protect their investment in the Company. Your suggestion to the contrary is, in my view, clearly false and misleading. This right was included in the Company's Bylaws for many years...why did you see fit to change it now?

      In my opinion, the Board of Directors wasted corporate funds and breached their fiduciary duty in spending approximately $150,000 for the purpose of impeding shareholder rights and entrenching existing management. Clearly, the Board's action was taken in response to Jewelcor's filing of its Schedule 13D. I am formally requesting that you and the other board members personally return these funds to the Company. If you fail to return these funds, I intend to pursue this issue in another forum. Additionally, under the existing circumstances, I believe that the actions of the Board in implementing the poison pill and amending the special meeting provision of the Company's Bylaws are invalid under Delaware corporate law. Accordingly, I request that the Board immediately rescind these actions and not waste any more money.

      In response to a question during the conference call, you stated that your so-called "shareholder rights plan" (the poison pill) was beneficial to all shareholders and that you received confirmation of that from "strong shareholders that have been with the Company constantly". I believe that this statement is false and/or misleading. Who are these "strong" shareholders, when and how were they contacted, and in what context did they make these statements?

      As you no doubt realize, institutional investors are typically vehemently opposed to poison pills as well as other anti-takeover defenses and measures that impede corporate democracy. How can you state that the shareholder rights plan is beneficial to "all" shareholders when you know that I opposed such action? Moreover, a representative of Husic Capital, the Company's largest shareholder, was on the conference call and expressed its outrage at the Board's actions.

      On May 24, 2004, the day the directors implemented the poison pill and Bylaw amendment, the stock closed at $1.61. At the time of the conference call, the stock was $1.17 and on July 30, 2004, the day after the conference call, the stock closed at $1.00. It is painfully obvious to me the chilling effect these Board actions (and what appears to me to be your unwillingness or inability to adequately explain or justify them) have had on the investing public. On the conference call you stated that a lot of the Company's performance is consistent with the industry. What basis do you have to support that statement? Have stock prices throughout the industry fallen almost 15% in a day, or almost 38% in just a little over two months?

      Did your attorneys inform you that under these particular circumstances, the Board's actions may be subject to serious legal challenges that could cause the Company to incur substantial legal fees that could reach, and possibly exceed, one million dollars? As you may know, two years ago Jewelcor Management, Inc. and other stockholders seeking to elect members to the board of directors of Liquid Audio, Inc., confronted what in my view was a similar instance of a company's management manipulating Bylaw provisions to impede the stockholder franchise. In that case, management's self-serving Bylaw amendment was invalidated by the Delaware Supreme Court. We understand that the cost of management's unsuccessful litigation efforts amounted to one million dollars or more.

      Even though we believe the poison pill is invalid, am I correct in assuming that the Company would not claim that the poison pill would be somehow triggered if I get together with other shareholders to call a special meeting? Please let me know the Company's position on this matter so that we can determine if you wish to spend additional Company money to pursue this issue.

      I was also disturbed by some of the statements on the conference call regarding the Company's business and financial situation. Among other things, it seems misleading to take credit for a 14% decrease in expenses and a claimed improvement in business while actually adjusting the Company's earnings projections downward. Can you explain this?

      I would appreciate your prompt reply to this letter to avoid the necessity of my taking these matters to another forum. It is unfortunate that, in my view, the Company has wasted a substantial sum of money and the officers and directors have potentially exposed themselves to liability for this conduct.


                                          Sincerely,

                                          Jewelcor Management, Inc.


                                          By: /s/ Seymour Holtzman
                                             ------------------------------
                                             Seymour Holtzman, Chairman

SH/jmq